SUMMARY REPORT

on the

GOLDEN IDOL MINE

PROPERTY:	GOLDEN IDOL MINE

located approximately 25 miles east of Prescott and one mile northeast from the town of Cherry, Yavapai County, Arizona, USA

	Township:	14 North
	Range:	3 East
	Section:	9

UTM: 405200mE x 3829400mN

Cherry Creek (Black Hills Range) Mining District

Yavapai County, Arizona, USA

WRITTEN FOR:	ARCO IRIS GOLD CORPORATION

Suite 22, PB X1006
Plettenberg Bay
South Africa
6600

PREPARED BY:	BEOWULF PROPERTIES CORP

Suite 880, 50 West Liberty Street
Reno, NV 89501

DATE:	June 1, 2013

TABLE OF CONTENTS

Page

Summary	1

Location and Access	2

Physiography, Vegetation and Climate	2

Claim Information and Property Ownership	3

History	4

Regional Geology	5

Property Geology and Mineralization	6

Conclusions and Recommendations	7

References	9

LIST OF FIGURES

Figure 1. - Project Location Map	4

Figure 2. - Property Aerial View	5

Figure 3. - Regional Geology Map	8

Summary

The Golden Idol Mine is located in central Arizona approximately 25 miles east of Prescott, Arizona and one mile Northeast from the town of Cherry (Figure 1) within the Cherry Creek drainage. The property is located in the Cherry Creek (Black Hills) Mining District, Yavapai County. Exploration in the area dates to the 1880’s when gold was discovered in the region. A subsequent `gold rush` occurred. At the height of exploration and mining activity in the area, approximately 50 properties were being developed and had some form of gold production.

The Golden Idol Project consists of a single Federal unpatented lode-mining claim that has a total surface area of approximately 20.66 acres. The property is located in Township 14 North, Range 3 East, Section 9. The UTM coordinates for the approximate center of the property are 405200mE x 3829400mN on the USGS 1:24,000 scale (1” to 1 mile) map sheet “Cherry” (map MRC 34112E1). There is good road access to most parts of the property.

The prevailing country rocks are Bradshaw granite, which are locally overlain by Cambrian and Devonian sedimentary rocks and Tertiary lavas. Veins occur in the granite in shear zones. Their filling consists of irregular, lenticular bodies of massive, shiny, white quartz with small amounts of greenish-black tourmaline. The gold-bearing quartz veins are of Precambrian age.

The Golden Idol mine is situated at an altitude of approximately 5,400 feet. There are three quartz veins on the property and on one of them an incline 375 feet long has been sunk at a dip of 35° W. A stamp mill and a cyanide plant are on the property, which was worked from 1907 to 1910.

Pits near the shaft show a 4-foot wide vein of sheared granite with zones of quartz. The quartz shows bluish-black streaks of microscopic tourmaline, also minor amounts of pyrite and chalcopyrite. It contains solution cavities with limonite. The ore is said to have contained $7 to $12 gold to the ton of ore.

NOTE: In 1926 gold was $20.63 ounce, thus the calculated grade contained within the Golden Idol property is 0.34 – 0.58 ounces per ton.

Further exploration work is designed to test the down-dip strike extensions of the known mineralization as well as test for a larger body of mineralization that is thought to be the source for the numerous mineral showings within the project area.

A Phase I exploration program consisting of reconnaissance-scale geological mapping and rock sampling is recommended. The recommended budget for the Phase I work is $8,400.

A subsequent, success-contingent, Phase II exploration program consisting of detailed geological mapping and rock sampling should be conducted after all results from the Phase I program are received. The recommended budget for the Phase II work is $40,000.

Location and Access

The Golden Idol Mine is located in central Arizona approximately 25 miles east of Prescott, Arizona and one mile Northeast from the town of Cherry (Figure 1) within the Cherry Creek drainage. The property is located in the Cherry Creek (Black Hills) Mining District, Yavapai County. The property is located in Township 14 North, Range 3 East, Section 9, the UTM coordinates for the approximate center of the property are 405200mE x 3829400mN on the USGS 1:24,000 scale (1” to 1 mile) map sheet “Cherry” (map MRC 34112E1).

The claim is easily accessed by two-wheel drive vehicles by following all-weather gravel forest service roads from Cherry directly to the mine workings within the center of the property. A network of secondary gravel roads and trails branch off from the main access road and provide excellent access to most other parts of the property.

Physiography, VEGETATION AND CLIMATE

The Property is situated on the southwestern facing slope of the southern end of the Black Hills mountain range. Elevations within the claim range from 5,780 feet at the northwestern corner of the property to 5,370 along the southern property boundary.

Most of the country is covered by chaparral, which is especially dense on the southward slopes south of the Cherry Creek basin. At 5,000 or 5,500 feet elevation the chaparral gives way to pine forests, which cover the higher part of the ridge.

Slopes within the claim area are gentle to moderate throughout the property. Vegetation consists mainly of chaparral, wild grass and cactus. Soil cover is poorly developed and is seldom deeper than 2 feet. Rock exposures make up about 50% of the Property surface area.

Cherry has four distinct seasons, with mild to somewhat cold winters and warm to hot summers. Highs range from 50°F in January to 89°F in July, but nighttime temperatures are significantly lower due to the high elevation and aridity.

Historical average annual precipitation is 19 inches, with spring and early summer the driest times of the year. Snowfall is typically light and snow cover usually melts away quickly; the average seasonal total is 22 inches, but the median is less than half that. The largest portion of precipitation falls during the July–August monsoon season.

There is insufficient surface water available within the claim area to support exploration and development. Water to support exploration would need to be purchased from local well owners. Should the project advance to the development stage, it is anticipated that water wells would be drilled within the claim area to support this work.

Claim INFORMATION AND PRoperty Ownership

The Golden Idol Mine Property is comprised of a single Federal unpatented (BLM) Lode mining claim. The Property is 100% owned (without any underlying royalties or obligations) by Arco Iris Gold Corp. Further claim information is provided in the table below:

Claim		Blm Amc	County Recordation	Claim
Name	Twp/Rge/Sec	Number	Information	Size
Hillside	14N/3E/Sec 9	AMC#406041	Bk-4793 – pg 372	20.66 acres

Property boundaries of the federal unpatented mining claim were located using GPS and marked with 2”x2”x5’ wooden stakes in accordance with federal and state regulations and guidelines.

The claim dimensions are recorded as 1,500 feet by 600 feet, the maximum dimensions allowed for lode claims under the General Mining Laws of the United States of America, United States Code (Titles 30 and 43), as amended. The claim is located within section 9 of T14N, R3E.

The assessment obligations for the claim to the U.S. Department of the Interior – Bureau of Land Management are current for the 2012-2013 year. A payment to the BLM of $140.00 must be paid on or before September 1 of each year to maintain the claim in good standing.

There is no minimum requirement for exploration work expenditures within the project.

HISTORY

The district contains many properties that have made some production. Many of them appear to have a certain resemblance in their history and development.

There was the discovery, the arrastre stage, and the sinking of a shaft to a depth of 200 or 300 feet. This was followed by the erection of a small mill, and next usually a prolonged rest, with a watchman in charge. The pockety character of the ore is the cause of this stoppage of exploration.

Many of the mines, the Monarch property (located one mile NE of the Golden Idol Mine) in particular, were operated in a small way in the early days, their ore generally being reduced in arrastres. About 15 years ago mills were built on many properties. In the volumes of Mineral Resources published annually by the United States Geological Survey there are, since 1907, several notes on the district, compiled by V. C. Heikes in connection with statistics of production.

In 1907 seven properties were in operation, with six mills. Some high-grade ore containing as much as $60 or even $100 to the ton was extracted. In 1908 six mines yielded 464 tons, from which was obtained $5,775 in gold and 86 ounces of silver, a total value of $12 to the ton. In 1909 four mines produced 330 tons yielding 329 ounces of gold and 127 ounces of silver, together with 29 tons of concentrates yielding 40 ounces of gold and 115 ounces of silver. In 1910 seven mines produced 1,332 tons, from which was obtained $6,352 in gold and 93 ounces of silver; this ore was obviously low grade. In 1911 the district yielded $9,402 from 531 tons of ore, or about $17 to the ton. The producers were the Etta, Federal, Golden Idol (Hillside), and Leghorn mines. In 1912 the Monarch and two other properties produced gold. In 1914 the production was $2,866 from four properties. In 1915 ore was mined from the St. Patrick, Garford, and Esmeralda claims. In 1916 two properties produced a little bullion, and a shipment of copper ore was made. Since then little work has been done. In 1922 operations were again begun at the Monarch and the Logan. The Arizona Copper-Gold Co. developed a copper prospect near Cherry.

A 1936 government sponsored report on mining activities in Arizona stated that no work was occurring at the Golden Idol Mine at that time. The details of any additional work carried out since 1936 is unknown.

REGIONAL GEOLOGY

The area is within Cherry Mining District, which itself is within the Jerome and Bradshaw Mountains Quadrangles, Yavapai County Arizona. Regional geology is presented in Figure 3. The following regional geology description is from the USGS geological report entitled: ORE DEPOSITS OF THE JEROME AND BRADSHAW MOUNTAINS QUADRANGLES, ARIZONA, By Waldeman Lindgren 1926.

The Cherry Creek district, which contains many gold-bearing veins, occupies the southeast corner of the Jerome quadrangle, where the Black Hills are crossed by the old wagon road from Prescott to Jerome. In this vicinity the main ridge drops off sharply toward the east with a descent of 2,500 feet in 2 miles. Cherry Creek breaks across this scarp in an abrupt canyon but in its upper course forms a broad, flat basin at elevations of 5,000 to 5,500 feet. The ore deposits occur in this basin and also on the steep slope facing the Verde Valley.

The country rock of the deposits is the normal Bradshaw granite, massive and forming large rounded outcrops of a yellowish-white tinge. This rock occupies a broad area about 10 miles wide, cutting through the Yavapai schist, which forms the greater part of the Black Hills. On the southeast the Yavapai schist appears again in Cherry Creek canyon. Toward the south and southeast the granite is covered by Tertiary volcanic flows, which slope southward and occupy much space in the northeast corner of the Bradshaw Mountains quadrangle. Reid, who visited the district in 1905, before the deeper levels had been opened but while the upper workings were accessible, states that the veins follow shattered or sheared dikes of granite porphyry extending in a northerly direction and dipping west at moderate angles. A few dikes, he says, dip at low angles to the east or north. The largest dike is the most easterly one, at the Pfau mine.

Several flat-topped hills in the basin are capped by the Cambrian basal sandstone (Tapeats), thin, lying almost horizontal, and covered by Devonian limestone. The same Paleozoic beds also cap some of the higher ridges to the north of the basin.

The Cherry Creek quartz veins are worked mainly for gold. Some production is reported from the district, but the total is not large and is very difficult to estimate. In 1922 the Monarch mine was being worked on a small scale and the Logan mine was being reopened. There are five or six small gold mills in the district. Most of the work appears to have been done about 1907, though the Monarch mine has been worked since 1883.

All the veins are similar in character and are contained in normal massive Bradshaw granite. They are shear zones, usually 2 to 4 feet wide, with localized quartz. They strike from north to N. 20° E. and dip as steeply as 40° W.

The quartz is massive and milky white, with a greasy luster, and in at least two of the properties, the Logan and Inspiration, contains little greenish-black streaks and bunches that look like chlorite but proved to contain small prisms of tourmaline. Probably this mineral will be found in all of the quartz. Free gold is common, usually in visible particles in the massive quartz, but some gold is derived from oxidized sulphides. The ore forms pockets or irregular small shoots.

Massive irregular sulphide grains are intergrown with the quartz; in places there are also cubes of limonite pseudornorphs after pyrite. Chalcopyrite, bornite, sphalerite, and galena were observed in small quantities. The concentrates after amalgamation are said to contain gold to the value of $80 to $100 to the ton, also some silver. The workings are mainly tunnels and inclined shafts. None of the shafts are more than 350 feet deep on the incline. The operations seem to have come to a standstill when the wholly unoxidized ore was reached.

These veins are undoubtedly high-temperature deposits of the quartztourmaline type. They were formed during pre-Cambrian time after the intrusion of the granite and long before erosion had planed down the surface on which the Cambrian Tapeats sand-stone was laid down. Remnants of this sandstone are found in the Cherry Creek basin at about the same elevation as some of the veins. As no veins or any indications of mineralization are observed in this sandstone, the age as well as the physical conditions of vein formation are clearly proved in this district.

Reid states that the water level is found at about 60 feet below the surface, but that complete oxidation extends far below this level. He also comments on the absence of oxidized copper ores from the upper limonitic zone. This is in keeping with the fact that this oxidized zone was developed on the pre-Cambrian peneplain, long before the deposition of the Paleozoic beds. The leaching of copper has been complete in upper levels. In the oxidized zone, which appears to have reached to about 300 feet below the surface, scattered remains of sulphides are seen, with much limonite, abundant solution cavities, and in places many visible specks of native gold. Some of the solution cavities are filled with a secondary mixture of quartz, limonite, and probably also hematite, and on this dark-brown mass small quartz crystals have again been deposited, all during the progress of oxidation. Some of the veins close to Cherry Creek station contained much of this limonite, which was mined as a free-milling gold ore.

Property Geology and MINERALIZATION

The prevailing country rocks are Bradshaw granite, which are locally overlain by Cambrian and Devonian sedimentary rocks and Tertiary lavas. Veins occur in the granite in shear zones. Their filling consists of irregular, lenticular bodies of massive, shiny, white quartz with small amounts of greenish-black tourmaline. The gold-bearing quartz veins are of Precambrian age.

The Golden Idol mine is the property formerly known as the Hillside. There are three quartz veins on the property and on one of them an incline 375 feet long has been sunk at a dip of 35° West. A stamp mill and a cyanide plant are on the property, which was worked from 1907 to 1910.

Pits near the shaft show a 4-foot vein of sheared granite with zones of quartz. The quartz shows bluish-black streaks of microscopic tourmaline, also a little pyrite and chalcopyrite. It contains solution cavities with limonite. The ore is said to have contained $7 to $12 to the ton.

NOTE: In 1926 gold was $20.63 ounce, thus the calculated grade contained within the Golden Idol property is 0.34 – 0.58 ounces per ton.

CONCLUSIONS AND RECOMMENDATIONS

The Golden Idol Project contains three gold bearing quartz veins developed by adits and shafts to a relatively shallow depth.

Modern exploration techniques and mineralization theories should be implemented to test the down-dip strike extensions of the known mineralization as well as test for a larger body of mineralization that is thought to be the source for the numerous mineral occurrences within the project area.

It is therefore recommended that the following steps be carried out to further test the mineralization within the property:

1.	Emplace a survey control grid with a GPS surveyed base line over the entire property;

2.	A Phase I exploration program consting of reconnaissance-scale geological mapping and rock sampling in the vicinity of the existing underground workings should be carried out. The objective of this work is to confirm previously reported mineralization as well as it’s geological controls;

3.	A Phase II program of further geological mapping and rock sampling with the objective of defining diamond (core) drill targets; and

4.	A Phase III program of diamond (core) drilling should be carried out to test the mineralized targets identified during the previous two phases of exploration

A table detailing the costs of the Phase I exploration program is located on the following page.

PHASE I

The Phase I program will require approximately one week to complete and will consisting of grid emplacement, geological mapping in the vicinity of the know underground mine workings as well as rock sampling. An additional 4 weeks will be required to complete analysis of samples, data compilation and interpretation, drafting and report writing.

Results gained from the program will lead to a better understanding of, the location and controls of mineralization at known showings and at any new showings and/or anomalous areas discovered as a result of the Phase I program.

Personnel:
Project Geologist	3.5 days @ $800.00	$2,800.00
Field Assistant	3.5 days @ $400.00	1,400.00
Field Costs:
Field Camp and Supplies	7 man/days @ $100.00/man/day (including camp rental, GPS rental, food, prospecting and sampling equipment, first aid and chain saw)	700.00
Field Communications	Long Distance charges Motorola 2 way field radios	100.00
Survey Consumables	Sample bags, survey flagging, pickets etc.	200.00
Transportation:
Truck Rental	3.5 days @ $200.00/day (including fuel)	700.00
Analytical:
Rock Samples	20 samples @ $50.00/sample (Au+32 element ICP)	1,000.00

Office & Engineering:
Report Writing (memo form)	based on results of Phase I exploration program	1,200.00
Drafting/Cartography	(including field base map and all final maps detailing geological mapping, sample locations and results, location of old workings and compilation of results from previous work on property)	300.00

Total estimate cost of the Phase I exploration program		$8,400.00

PHASE II:

The Phase II exploration program is contingent on the success of the Phase I program. Further geological mapping and rock sampling with the objective of defining diamond (core) drill targets should be carried out. The recommended budget for the Phase II work is $40,000.

PHASE III:

The Phase III exploration program is contingent on the success of the Phase II program. A campaign of approximately 1,600 feet of diamond (core) drilling is recommended to intersect the projected downdip extensions of the known mineralizationn below the deepest level previously mined as well as any new areas of gold mineralization discovered during the Phase I and II exploration program. The recommended budget for the Phase III work is $200,000.

REFERENCES

Anderson, C & Creasey, S	Geology and ore deposits of the Jerome area, Yavapai County, Arizona, USGS PP 308: 175-176. (1958)

Lindgren, Waldemar	Ore Deposits of the Jerome and Bradshaw Mountains Quadrangles, Arizona, USGS Bulletin 782. (1926)

Mindat.org	Golden Idol Mine (Hillside Mine; Verde Inspiration Mine), Cherry, Cherry Creek District. URL: http://www.mindat.org/loc-48521.html

Mott, Leslie C.	Mining Activities in the State of Arizona, Domestic Trade Report No. 58 – Domestic Trade Department – Los Angeles County Chamber of Commerce. (1936)

MRDS database	Dep. ID #10027299, MRDS ID #M002760; and, Dep. ID #10113836, MAS ID #0040250818.

Reid, J.A.	A sketch of the geology and ore deposits of the Cherry Creek District. Arizona Economic Geology, vol.1, pp. 417-436. (1906)

US - BLM	Arizona Mining Claims Files #29776-29781.

USGS	Cherry Quadrangle Topographic Map - 1:24,000 scale (1” to 1 mile)

Wilson, E.D., etal	Arizona Lode Gold Mines and Gold Mining - Arizona Bureau of Mines Bulletin 137. (1934)